Form C

ADD COMMENT

Cover Page

Name of issuer:

DermaSensor, Inc

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

DE

Date of organization:

5/26/2009

Physical address of issuer:

801 Brickell Avenue
Miami, FL 33131

Website of issuer:

https://www.dermasensor.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☑ Preferred Stock
- ☐ Debt
- ☐ Other

Target number of securities to be offered:

350,730

Price:

$0.16

Method for determining price:

Dividing pre-money valuation $72,436,961.00 (or $65,833,311.00 for investors in the first $500,000) by number of shares outstanding on fully diluted basis at the beginning of this Series B-2 extension round.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

  Describe how oversubscriptions will be allocated:

  As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

17

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$6,408,531.00	$6,141,971.00
Cash & Cash Equivalents:	$5,383,305.00	$5,374,031.00
Accounts Receivable:	$37,702.00	$277.00
Current Liabilities:	$1,254,856.00	$918,847.00
Non-Current Liabilities:	$0.00	$38,204.00
Revenues/Sales:	$418,596.00	$107,717.00
Cost of Goods Sold:	$99,407.00	$31,772.00
Taxes Paid:	$0.00	$0.00
Net Income:	($6,699,957.00)	($6,431,942.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

DermaSensor, Inc

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer. ⓘ

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
David Matlin	Retired	Retired	2018
Dr. Maurice Ferre	CEO	Insightec	2009
Torsten Kuehn	CEO	ContraCare GmbH	2026
Chris Dewey	Retired	Retired	2009

| Cody Simmons | CEO | DermaSensor Inc. | 2016 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.



Officer	Positions Held	Year Joined
Ryan Freiden	COO	2017
Cody Simmons	President, CEO, Secretary	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Chris Dewey	20%+
Cody Simmons	20%+
David Matlin	20%+
Dr. Maurice Ferre	20%+
Torsten Kuehn	20%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> Our AI-powered device is designed to help healthcare professionals identify suspicious skin lesions that may be cancerous. Despite our reported sensitivity rates, no diagnostic device is perfect, and our device may produce false negative results (failing to detect cancer when present) or false positive results (indicating cancer when none exists). False negatives could result in delayed diagnosis and treatment of skin cancer, potentially leading to disease progression, patient harm, or death. False positives could lead to unnecessary biopsies, patient anxiety, and additional healthcare costs. Any such outcomes could expose us to substantial product liability claims, regulatory enforcement actions, and significant reputational damage that could severely impact physician adoption and our ability to

commercialize our device.

Even if claims against us are without merit or are not fully pursued, the cost of defending against product liability litigation could be substantial and could divert management's attention from operating our business. We may not have adequate insurance coverage to protect against all potential claims, and product liability insurance for medical device companies is expensive and may not be available on acceptable terms or at all. A successful product liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition, and results of operations.

The success of our business depends on our ability to convince physicians, dermatologists, and primary care providers to adopt our device as part of their skin cancer screening protocols. Healthcare professionals may be reluctant to change their established practices or may be skeptical of AI-driven diagnostic tools. Many physicians have existing relationships with traditional dermatology equipment providers and may be hesitant to invest in new technology. Adoption of our device requires healthcare professionals to learn new workflows, integrate our technology into their existing practices, and trust AI-generated results when making clinical decisions. If we are unable to demonstrate clear clinical benefits, ease of use, and reliability that justify the investment and workflow changes, physicians may choose not to adopt our device.

Furthermore, our business model appears to involve both device sales and ongoing per-use or subscription fees for AI analysis services. This creates ongoing cost considerations for healthcare providers and may create resistance to adoption if providers perceive the total cost of ownership as too high relative to the benefits. Our ability to scale commercialization depends on building a critical mass of satisfied users who can serve as references and advocates for our technology. Slow adoption rates would limit our revenue growth and could make it difficult to achieve profitability or justify the significant investments required to support our commercialization efforts.

The availability and adequacy of reimbursement from government healthcare programs such as Medicare and Medicaid, private health insurers, and other third-party payors is critical to the commercial success of our device. Healthcare providers are unlikely to purchase and use our device if they cannot obtain adequate reimbursement for the procedure. While we indicate that reimbursement assistance is available, the healthcare reimbursement landscape is complex, varies by payor and geography, and is subject to frequent changes. Obtaining reimbursement codes, demonstrating medical necessity, and securing favorable payment rates is a lengthy and uncertain process. Even if reimbursement is available, the amounts may be insufficient to make use of our device economically attractive to healthcare providers.

Third-party payors are increasingly challenging the prices charged for medical products and services and implementing cost-containment measures. Government payors and private insurers may deny coverage, reduce payment rates, or impose additional documentation or utilization management requirements that make it more difficult for providers to use our device. Changes in healthcare policy, including potential reforms to Medicare, Medicaid, or private insurance, could further impact reimbursement. If we are unable to obtain or maintain adequate reimbursement for use of our device, or if reimbursement rates decline, healthcare providers may choose not to adopt or continue using our product, which would materially harm our revenue and business prospects.

The market for skin cancer detection and dermatology diagnostic equipment is competitive and includes well-established medical device companies with substantially greater financial resources, larger sales and marketing organizations, broader product portfolios, stronger relationships with healthcare providers, and more extensive experience in obtaining and maintaining regulatory approvals. Competitors may include traditional dermatoscope manufacturers, imaging system providers, and other companies developing AI-based diagnostic tools. These competitors may be able to devote greater resources to the development, marketing, and sale of their products, and may be able to offer more attractive pricing, bundled solutions, or integrated systems that make it difficult for us to compete.

Additionally, the field of AI-driven medical diagnostics is rapidly evolving, and new competitors may emerge with alternative technologies that are more accurate, easier to use, less expensive, or better integrated into clinical workflows than our device. Established healthcare IT companies or electronic health record vendors could develop competing solutions that benefit from their existing relationships with healthcare providers and integration with existing systems. If we are unable to compete effectively on the basis of clinical performance, ease of use, cost-effectiveness, and customer support, we may lose market share or be unable to achieve the market penetration necessary to build a sustainable business.

We will need to raise substantial additional capital beyond this offering to support our planned commercialization activities in the United States and internationally, expand our sales and marketing efforts, support our manufacturing and supply chain operations, fund research and development activities, maintain regulatory compliance, and meet our working capital needs. The amount of capital we will need depends on many factors, including the rate of market adoption, the costs of scaling our commercial operations, the timing and amount of revenue we generate, and the expenses associated with maintaining and expanding our international operations and distribution partnerships. We cannot assure you that additional financing will be available on acceptable terms, or at all.

Our ability to raise additional capital may be adversely affected by potential worsening global economic conditions, volatility in financial markets, our financial performance and prospects, and investor sentiment regarding our industry. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce, or eliminate our commercialization plans, reduce our workforce, curtail research and development activities, sell assets, or pursue other strategic alternatives that may not be in the best interests of our investors. Any additional equity financing will result in dilution to existing investors, and debt financing, if available, may involve restrictive investors. Any additional equity financing will result in dilution to existing investors, and debt financing, if available, may involve restrictive covenants that limit our operating flexibility.

Our success depends heavily on the continued service and performance of our senior management team and key employees. With only seventeen employees, we have a small team relative to the scope of our commercialization plans and operational requirements. The loss of one or more key individuals could significantly disrupt our operations, delay our commercialization efforts, and harm our ability to execute our business strategy. We do not maintain key person life insurance on any of our executives or key employees, so we would not receive any compensation in the event of their death or disability to offset the costs of finding and training replacements.

As we scale our commercialization efforts in the United States and internationally, we will need to attract, hire, train, and retain additional qualified personnel in sales, marketing, clinical affairs, regulatory compliance, manufacturing, quality assurance, and other functions. Competition for qualified personnel in the medical device industry is intense, particularly for individuals with expertise in AI-driven diagnostics, regulatory affairs, and healthcare reimbursement. We may not be able to attract and retain the personnel we need on acceptable terms or at all. Our inability to build out our team as planned could limit our growth, delay our commercialization timeline, and prevent us from achieving our business objectives.

Our competitive position depends significantly on our ability to protect our proprietary AI algorithms, software, device design, and other intellectual property. We rely on a combination of patents, trade secrets, copyrights, trademarks, and confidentiality agreements to protect our intellectual property rights. However, the steps we take to protect our intellectual property may be inadequate. Our patent applications may not result in issued patents, and any patents we do obtain may be challenged, invalidated, or circumvented. The scope of patent protection for AI-driven medical devices is evolving and uncertain, and we may not be able to obtain meaningful patent protection for key aspects of our technology. Trade secrets and proprietary know-how are difficult to protect, and employees, consultants, or partners may inadvertently or willfully disclose our confidential information to competitors.

Additionally, we may face claims that our device or technology infringes on the intellectual property rights of others. The medical device and AI technology fields are characterized by extensive patent portfolios held by competitors and non-practicing entities, and it may be difficult to determine whether our products infringe on existing patents. Defending against intellectual property infringement claims, even if without merit, can be extremely costly and time-consuming and could divert management's attention from operating our business. If we are found to infringe on the intellectual property rights of others, we could be required to pay substantial damages, obtain licenses on unfavorable terms, modify our device, or cease selling our product, any of which could materially harm our business.

We have established entities in Germany and Australia and have entered into distribution agreements in Europe and a joint venture arrangement in Australia. Our international operations subject us to a variety of risks that could adversely affect our business, including compliance with multiple and potentially conflicting regulatory requirements, challenges in managing international distribution partners and joint venture relationships, difficulties in collecting accounts receivable and longer payment cycles, currency exchange rate fluctuations and foreign exchange controls, potentially adverse tax consequences and transfer pricing regulations, challenges in protecting intellectual property rights in foreign jurisdictions, political and economic instability, trade restrictions and tariffs, and difficulties in staffing and managing foreign operations.

We have limited experience managing international operations and distribution relationships, and we may encounter difficulties in coordinating activities across multiple time zones and cultures. Our distribution partners and joint venture partners may not perform as expected, may have interests that diverge from ours, or may terminate their relationships with us. Disputes with international partners could result in costly litigation or arbitration in foreign jurisdictions. Our inability to effectively manage our international expansion could limit our revenue growth, increase our costs, and harm our overall business prospects.

Our device and business operations involve the collection, storage, transmission, and processing of sensitive information, including patient health information and proprietary AI algorithms. We are subject to numerous federal, state, and international laws and regulations governing data privacy and security, including the Health Insurance Portability and Accountability Act (HIPAA) in the United States, the General Data Protection Regulation (GDPR) in Europe, and similar laws in other jurisdictions where we operate. Compliance with these requirements is complex and costly, and the regulatory landscape continues to evolve with new and more stringent requirements. Any failure to comply with applicable data privacy and security laws could result in significant fines, penalties, mandatory corrective actions, litigation, and reputational harm.

We also face increasing threats from cyberattacks, ransomware, phishing schemes, and other security incidents that could compromise our systems, disrupt our operations, or result in unauthorized access to or disclosure of sensitive information. A significant cybersecurity incident could damage our reputation with healthcare providers and patients, result in regulatory enforcement actions, expose us to liability claims, and cause us to incur significant costs to investigate and remediate the incident and enhance our security measures. While we implement security measures to protect our systems and data, these measures may not be sufficient to prevent all security incidents, and we may not have adequate insurance coverage to protect against all potential losses from such incidents.

We rely on third-party suppliers and contract manufacturers to provide critical components, materials, and manufacturing services for our device. Our dependence on a limited number of suppliers for certain specialized components creates risks that supply disruptions, quality issues, price increases, or supplier financial difficulties could interrupt our ability to manufacture and deliver our devices to customers. We may not have alternative suppliers readily available for all critical components, and qualifying new suppliers can be time-consuming and expensive, particularly given the regulatory requirements applicable to medical device manufacturing. Any significant interruption in the supply of critical components could delay our ability to fulfill customer orders, harm our reputation with healthcare providers, and negatively impact our revenue.

Additionally, global supply chain disruptions caused by natural disasters, pandemics, geopolitical events, trade disputes, transportation challenges, or other factors beyond our control could impact the availability and cost of components and materials. We may face increased costs for components, shipping, and logistics that we are unable to pass on to customers. Our contract manufacturers must comply with FDA Quality System Regulations and similar international requirements, and any failure by our manufacturers to maintain compliance could result in regulatory enforcement actions, product recalls, or our inability to distribute our device. Manufacturing quality issues could also result in device failures, customer complaints, and product liability claims.

The founder of DermaSensor has designated themselves as the lead investor who will sign agreements and make decisions on behalf of all investors participating through the special purpose vehicle (SPV). This arrangement creates a fundamental and unavoidable conflict of interest because the founder simultaneously represents the interests of the company (as its founder and presumably an officer or significant shareholder) and the interests of the investors in the SPV. These interests may not always align and may at times be directly adverse to one another. For example, decisions regarding valuation, terms of future financings, exit timing and terms, governance rights, information disclosure, and other material matters may benefit the company and founder at the expense of SPV investors, or vice versa. As the founder and company insider, the lead investor will have access to material non-public information about the company's financial condition, business prospects, challenges, and strategic plans that will not be available to other investors in the SPV. This information asymmetry means the founder will be making decisions on behalf of investors while possessing information that could materially affect the value of the investment and the appropriateness of those decisions. There is no independent third-party investor advocate or fiduciary representing the interests of crowdfunding investors. Investors should be aware that they are relying entirely on an individual whose primary loyalty and financial interest lies with the success of the company, not with maximizing returns or protecting the rights of minority investors. This structure provides no meaningful checks on potential self-dealing or decisions that favor the company over investors.

As a manufacturer of an FDA-cleared medical device for skin cancer detection, we are subject to extensive regulation by the U.S. Food and Drug Administration and similar regulatory bodies in other jurisdictions where we operate or plan to operate. We must comply with numerous requirements governing the design, testing, manufacturing, labeling, storage, recordkeeping, adverse event reporting, marketing, promotion, sales, and distribution of medical devices. Our device clearance is subject to ongoing FDA oversight, and we may be required to conduct post-market surveillance studies or submit additional clinical data to maintain our clearance. Any failure to comply with applicable regulatory requirements could result in enforcement actions including warning letters, fines, product recalls, suspension or withdrawal of regulatory clearances, restrictions on our operations, or criminal prosecution. Changes in regulatory requirements or interpretations could require us to modify our device, obtain new clearances or approvals, or cease marketing our product, any of which could materially harm our business.

Additionally, we have established operations in multiple international jurisdictions including Germany and Australia, and have entered into distribution agreements in Europe. Each jurisdiction has its own regulatory framework for medical devices, including the European Union's Medical Device Regulation and Australia's Therapeutic Goods Administration requirements. Maintaining compliance across multiple regulatory regimes significantly increases our compliance costs and operational complexity. Any failure to obtain or maintain required international regulatory approvals or certifications could prevent us from commercializing our device in key markets and limit our revenue potential.

We have incurred net losses since our inception and expect to continue to incur significant losses for the foreseeable future as we invest in scaling the commercialization of our device in the United States and internationally. We will need to generate significant revenue to achieve profitability, and we cannot assure you that we will ever achieve or maintain profitability. Our ability to achieve profitability depends on numerous factors, many of which are beyond our control, including the rate of market adoption by healthcare professionals, our ability to obtain and maintain adequate reimbursement from third-party payors, our ability to scale manufacturing and distribution efficiently, pricing pressure from competitors and payors, and our ability to control operating expenses while investing in growth.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to achieve or maintain profitability could negatively impact the value of our securities and our ability to raise additional capital on favorable terms or at all. Investors should be prepared for the possibility that we may never achieve profitability and that their investment could result in a total loss.

An investment in our securities is highly speculative and involves a high degree of risk. You should invest only if you can afford a complete loss of your investment. Our securities are being offered pursuant to Regulation Crowdfunding, which permits us to raise capital from investors without registering the securities under the Securities Act of 1933. As a result, investors will not have the same protections as investors in registered offerings. There is no public market for our securities, and we do not expect one to develop. The securities are subject to substantial restrictions on transferability and resale and may not be transferred or resold except in compliance with federal and state securities laws. You should be prepared to hold your investment for an indefinite period of time.

Even if we are successful in our business, there can be no assurance that you will be able to realize any value from your investment. Our securities do not entitle you to any guaranteed return, dividend payments, or liquidation preference. The value of your investment will depend entirely on our future performance and our ability to generate profits and create value for shareholders, which is highly uncertain. If we are unable to execute our business plan, fail to achieve profitability, or are forced to cease operations, you could lose your entire investment. You should not invest unless you can afford to lose your entire investment.

As a holder of our securities, you will have limited or no ability to influence corporate decisions or the management of the company. Our management team and existing shareholders will retain control over all significant business decisions, including decisions regarding financing, operations, strategic direction, mergers or acquisitions, and the timing and terms of any potential sale or liquidation of the company. You will not have the ability to elect directors, approve significant transactions, or otherwise participate in the governance of the company except to the limited extent provided by applicable law and our organizational documents. Management may make decisions that you disagree with or that are not in your best interests as a minority investor.

Furthermore, the interests of management and controlling shareholders may conflict with your interests as a minority investor. Management may pursue strategies that benefit themselves or other stakeholders at the expense of minority investors, such as issuing additional securities that dilute your ownership, paying compensation to executives that you believe is excessive, or pursuing transactions that benefit insiders. You will have limited information rights and may not have access to the same level of financial and operational information that would be available to investors in a public company. Your ability to protect your interests as a minority investor will be limited, and you may have no effective recourse if you disagree with how the company is being managed.

We will need to raise additional capital in the future to fund our operations and growth plans, and any future issuances of equity securities will dilute your ownership percentage in the company. Dilution means that your percentage ownership of the company will decrease, which will reduce your proportionate share of any future profits, voting rights, and proceeds in the event of a sale or liquidation of the company. We may issue additional shares of common stock, preferred stock, convertible securities, or other equity instruments in future financings, as compensation to employees and consultants, in connection with acquisitions, or for other corporate purposes. The securities being offered in this offering do not include anti-dilution protections or preemptive rights that would allow you to maintain your ownership percentage by participating in future financings.

Future investors may negotiate terms that are more favorable than the terms of your investment, including liquidation preferences, anti-dilution protections, or other rights that effectively subordinate your investment to theirs. Preferred stock or other senior securities may be entitled to receive proceeds from a sale or liquidation of the company before you receive any return on your investment. The issuance of additional securities, particularly on terms more favorable than yours, could significantly reduce the value of your investment. You should assume that your ownership percentage will be substantially diluted over time and that you may receive little or no return on your investment even if the company is successful.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering? ⓘ

If we raise: **$50,000**

Use of Proceeds: The primary use of funds will be used to support scaling commercialization of our device in the US and abroad, now that we have major new commercial partners in place this year. Funds will be approximately allocated as follows: 20% product and QA/RA (product enhancements, quality, and regulatory affairs), 24% clinical and medical affairs (clinical studies, medical conferences, real-world evidence), 49.1% commercial, general and administrative (sales, marketing, and market access costs), and 6.9% Wefunder fees. Approximately 10-15% of the funds are expected to be used to support international commercial efforts, with the majority focused on Europe and Australia.

If we raise: **$1,235,000**

Use of Proceeds: The primary use of funds will be used to support scaling commercialization of our device in the US and abroad, now that we have major new commercial partners in place this year. Funds will be approximately allocated as follows: 20%

product and QA/RA (product enhancements, quality, and regulatory affairs), 24% clinical and medical affairs (clinical studies, medical conferences, real-world evidence), 49.1% commercial, general and administrative (sales, marketing, and market access costs), and 6.9% Wefunder fees. Approximately 10-15% of the funds are expected to be used to support international commercial efforts, with the majority focused on Europe and Australia. If we raised the full $1.235m, we would be able to further accelerate US and international commercial activities

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $72,436,961 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

DermaSensor, Inc is offering up to 8,663,019 shares of Preferred Stock.

The Series B-5 Preferred Stock is being sold at a price per share of $0.15686.

Investors in the first $500,000.00 of the offering will receive Series B-2 Preferred Stock at a price per share of $0.14256, and a pre-money valuation of $65,833,311 Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

The campaign maximum is $1,235,000.00 and the campaign minimum is $50,000.00.

VIP Bonus DermaSensor Inc. will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common Stock	526200591	29118729	☑
Series A-1 Preferred Stock	97231007	97231007	☑
Series A-2 Preferred Stock	34631104	34631104	☑
Series B-1 Preferred Stock	87796227	87796227	☑
Series B-2 Preferred Stock	142920934	100019700	☑
Series B-3 Preferred Stock	13912700	13912700	☑
Series B-4 Preferred Stock	28092926	28092926	☑

Class of Security	Total Pool	Issued
Warrants	15651318	
Options	82584668	

Describe any other rights:

All Series A and Series B classes are pari passu with each other in terms of seniority and voting rights, and they are all senior to common stock. Holders of Preferred Stock are entitled to vote together with the holders of Common Stock as a single class on an as-converted basis. Preferred Stock has liquidation preferences over Common Stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;

the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

our results of operations, financial position and capital resources;

current business conditions and projections;

the lack of marketability of our common stock;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
12/2024	Regulation D	Priced Round	$8,004,045	General operations
9/2025	Regulation D	Priced Round	$6,666,239	General operations
4/2026	Regulation D	Priced Round	$1,234,000	General operations
7/2026	Regulation D, 506(b)	Priced Round	$0	General operations
7/2026	Regulation D, 506(b)	Priced Round	$699,999	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: ⓘ

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. ⓘ

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

The Company is engaged in the development and commercialization of the DermaSensor medical device, an innovative technology utilized by healthcare providers for skin examinations and the early detection of skin cancer. The Company generates revenue primarily through a device subscription model (SaaS/Device-as-a-Service), wherein customers pay a monthly subscription fee that entitles them to rent the device for either limited or unlimited patient scans. The Company commercializes its products directly to customers in the United States, as well as globally through its subsidiaries and third-party distributors.

We are an early-stage company and have generated operating income and positive cash flows from operations in recent periods. There can be no assurance that we will continue to be profitable in future periods.

As of June 17, 2026, we had cash and cash equivalents of approximately $1,689,021.41.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $6,408,531 and our current and non-current liabilities, as reflected in available financial statement fields, were $1,254,856.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $5,383,305.

Based on our current operations, we have a monthly net burn of approximately $533,323.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we do not expect to have sufficient cash to fund operations for at least the next 12 months. The main drivers of our limited runway include:
> The company is in the early stages of commercializing a new medical device category. Thus, the investments in commercial and operational infrastructure are currently higher than sales levels.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we did not have any outstanding indebtedness.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $15,904,284.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to support scaling commercialization of our device in the US and abroad, now that we have major new commercial partners in place this year. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, **Cody Simmons**, certify that:

(1) the financial statements of DermaSensor, Inc included in this Form are true and complete in all material respects; and

(2) the financial information of DermaSensor, Inc included in this Form reflects accurately the information reported on the tax return for DermaSensor, Inc filed for the most recently completed fiscal year.



Cody Simmons

Cody Simmons
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for

the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

ⓘ

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

　　i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

　　ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

　　iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

　　i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

　　ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

　　iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

　　i. at the time of the filing of this offering statement bars the person from:

　　　　A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

　　　　B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

　　　　C. engaging in savings association or credit union activities? ☐ Yes ☑ No

　　ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

　　i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

　　ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

　　iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

　　i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

　　ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

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33. Once posted, the annual report may be found on the issuer's website at:

33. Once posted, the annual report may be found on the issuer's website at:

https://www.dermasensor.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement – Early Bird

- Early Bird Dermasensor Reg CF Preferred Stock 2026

- SPV Subscription Agreement

- Dermasensor Reg CF Preferred Stock 2026

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Chris Dewey

- Cody Simmons

- David Matlin

- Dr. Maurice Ferre

- Ryan Freiden

- Torsten Kuehn

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Lead Investor Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DermaSensor, Inc

By

Cody Simmons
_____

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Cody Simmons
_____

CEO
7/11/2026

David Matlin
_____

CEO
7/14/2026

Ryan Freiden
_____

COO
7/14/2026

Maurice Ferre
_____

Chairman
7/15/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.